UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K (the “Form 6-K/A”) originally filed with the Securities and Exchange Commission on September 30, 2013 (the “Original Form 6-K”) is being filed to include the Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC for the year ended December 31, 2010. This Form 6-K/A also includes updates to Note 20 – Subsequent Events, in the notes to the Consolidated and Combined Carve-Out Financial Statements, for events that have occurred after the Original Form 6-K was filed.

Other than as expressly set forth above, this Form 6-K/A does not purpose to amend, update or restate the information in the Original Form 6-K. The acquisition of the tender rig T-15 had no impact on Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC for the year ended December 31, 2010.

The retroactively adjusted Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 are attached hereto as Exhibit 99.1. The related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is attached hereto as Exhibit 99.2.

ITEM 2.	EXHIBITS

The following exhibits are filed as part of this Report:

99.1	Audited Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

99.2	Management’s Discussions and Analysis of Financial Condition and Results of Operations

101	The following financial information from Seadrill Partners LLC’s Report on Form 6-K as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 formatted in XBRL (eXtensible Business Reporting Language):

	(i)	Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2012, 2011 and 2010;

	(ii)	Consolidated and Combined Carve-out Balance Sheets as of December 31, 2012 and 2011;

	(iii)	Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010;

	(iv)	Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s and Dropdown Companies’ Equity for the years ended December 31, 2012, 2011 and 2010; and

	(v)	Notes to Consolidated and Combined Carve-out Financial Statements.

THIS REPORT ON FORM 6-K/A IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF SEADRILL PARTNERS LLC FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: November 1, 2013

	By:	/s/ Graham Robjohns
		Name:	Graham Robjohns
		Title:	Chief Executive Officer

Exhibit Index

99.1	Audited Consolidated and Combined Carve-Out Financial Statements of Seadrill Partners LLC as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

99.2	Management’s Discussions and Analysis of Financial Condition and Results of Operations

101	The following financial information from Seadrill Partners LLC’s Report on Form 6-K as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 formatted in XBRL (eXtensible Business Reporting Language):

	(i)	Consolidated and Combined Carve-out Statements of Operations for the years ended December 31, 2012, 2011 and 2010;

	(ii)	Consolidated and Combined Carve-out Balance Sheets as of December 31, 2012 and 2011;

	(iii)	Consolidated and Combined Carve-out Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010;

	(iv)	Consolidated and Combined Carve-out Statements of Changes in Members’ Capital/Owner’s and Dropdown Companies’ Equity for the years ended December 31, 2012, 2011 and 2010; and

	(v)	Notes to Consolidated and Combined Carve-out Financial Statements.

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